                   RESOLUTION - APPROVAL OF INSURANCE COVERAGE

RESOLVED,  that with  respect  to each  series of the  Optimum  Fund  Trust (the
"Trust"),  the  Board  of  Trustees  and  separately  the  Trustees  who are not
"interested  persons" (as that term is defined in the Investment  Company Act of
1940, as  amended)(the  "Independent  Trustees")  hereby approve the proposed $2 million fidelity bond coverage to be provided by Federal Insurance  Company,  as discussed at this meeting, effective as of October 1, 2007; and it is further

RESOLVED,  that the Board of Trustees and  separately the  Independent  Trustees hereby  approve the proposed $10 million  directors'  and  officers'  errors and omissions  liability  insurance  policy for the Trust to be  provided by Federal
Insurance  Company,  and the proposed $5 million additional errors and omissions policy  covering  the  Independent  Trustees  to be  provided  by  XL  Specialty
Insurance  Company,  as  discussed at this  meeting,  effective as of October 1,
2007; and it is further

RESOLVED,  that the  appropriate  officers  of the Trust be, and each hereby is, authorized to take such actions as may be required to amend the fidelity bond or errors and omissions  insurance  policy to include in the coverage new series of the Trust as of the effective  date of the  registration  statement  relating to such series filed with the Securities and Exchange Commission; and it is further

RESOLVED, that the officers of the Trust be, and they hereby are, authorized and directed to provide such  notices,  execute such  documents  and take such other actions as may be necessary to carry out the intent of the foregoing resolutions

                                                DECLARATIONS
Chubb Group of Insurance Companies              FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059 COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):   Bond Number: 81951480

OPTIMUM FUND TRUST AND ITS SERIES

                                                FEDERAL INSURANCE COMPANY

                                  Incorporated under the laws of Indiana a stock
1 COMMERCE SQUARE                 insurance company herein called the COMPANY
PHILADELPHIA, PA 19103            Capital Center, 251 North Illinois, Suite 1100
                                  Indianapolis, IN 46204-1927

ITEM 1.   BOND PERIOD:       from     12:01 a.m.  on  October 1, 2007
                             to       12:01 a.m.  on  October 1, 2008

ITEM 2.   LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

          If "Not Covered" is inserted  below  opposite any  specified  INSURING
          CLAUSE,  such INSURING  CLAUSE and any other reference shall be deemed to be deleted.  There shall be no  deductible  applicable  to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

                                                                     DEDUCTIBLE
          INSURING CLAUSE                   LIMIT OF LIABILITY       AMOUNT

           1.      Employee                  $ 2,500,000             $ 10,000
           2.      On Premises               $ 2,500,000             $ 10,000
           3.      In Transit                $ 2,500,000             $ 10,000
           4.      Forgery or Alteration     $ 2,500,000             $ 10,000
           5.      Extended Forgery          $ 2,500,000             $ 10,000
           6.      Counterfeit Money         $ 2,500,000             $ 10,000
           7.      Threats to Person         $ Not Covered           $ N/A
           8.      Computer System           $ 2,500,000             $ 10,000
           9.      Voice Initiated Funds
                   Transfer Instruction      $ 2,500,000             $ 10,000
           10.     Uncollectible Items of
                   Deposit                   $ 50,000                $ 10,000
           11.     Audit Expense             $ 25,000                $ None

ITEM 3.   THE  LIABILITY  OF THE  COMPANY  IS ALSO  SUBJECT  TO THE TERMS OF THE
          FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH: 1-8

IN  WITNESS  WHEREOF,  THE  COMPANY  has  caused  this  Bond to be signed by its authorized  officers,  but it  shall  not be  valid  unless  also  signed  by an authorized representative of the Company.

/S/ W. Andrew Macan                             /s/ Thomas F. Motamed
W. Andrew Macan                                 Thomas F. Motamed
Secretary                                       President

                                                /s/ Robert Hamburger
Countersigned by                                Authorized Representative

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98) Page 1 of 1

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98) Page 2 of 2

The  COMPANY,  in  consideration  of payment  of the  required  premium,  and in reliance  on the  APPLICATION  and all  other  statements  made and  information furnished to the COMPANY by the ASSURED,  and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond,  agrees to pay the ASSURED for:

Insuring Clauses

Employee

     1.   Loss resulting directly from Larceny or Embezzlement  committed by any
          Employee, alone or in collusion with others.

On Premises

     2.   Loss of Property  resulting  directly  from robbery,  burglary,  false pretenses, common law or statutory larceny,  misplacement,  mysterious unexplainable disappearance,  damage, destruction or removal, from the possession,  custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

In Transit

     3.   Loss of  Property  resulting  directly  from  common law or  statutory larceny, misplacement,  mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

          a.   in an armored  motor  vehicle,  including  loading and  unloading thereof,

          b.   in the custody of a natural  person  acting as a messenger of the
               ASSURED, or

          c.   in the custody of a Transportation Company and being
                    transported  in a  conveyance  other than an  armored  motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

               (1)  written records,

               (2)  securities issued in registered form, which are not endorsed or are restrictively endorsed, or

               (3)  negotiable  instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

          Coverage under this INSURING CLAUSE begins  immediately on the receipt of such Property by the natural person or  Transportation  Company and ends  immediately  on delivery to the premises of the  addressee or to any representative of the addressee located anywhere.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 1 of 19

Insuring Clauses
(continued)

Forgery Or Alteration

     4.   Loss resulting directly from:

          a.   Forgery on, or fraudulent  material  alteration  of, any bills of exchange, checks, drafts, acceptances,  certificates of deposits, promissory  notes,  due bills,  money orders,  orders upon public treasuries,  letters of credit, other written promises, orders or directions  to pay sums  certain in money,  or  receipts  for the withdrawal of Property, or

          b.   transferring,  paying or delivering any funds or other  Property, or establishing any credit or giving any value in reliance on any written  instructions,  advices or  applications  directed to the
               ASSURED  authorizing  or  acknowledging  the  transfer,  payment,
               delivery   or   receipt  of  funds  or  other   Property,   which
               instructions,  advices or  applications  fraudulently  purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment  Company, or of any financial  institution or Employee but which instructions, advices  or  applications  either  bear a  Forgery  or have  been fraudulently materially altered without the knowledge and consent of such customer, shareholder,  subscriber, financial institution or Employee;

          excluding,  however, under this INSURING CLAUSE any loss covered under
          INSURING CLAUSE 5. of this Bond,  whether or not coverage for INSURING
          CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

          For the purpose of this INSURING  CLAUSE,  a  mechanically  reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery

     5.   Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

          a.   acquired,  accepted or received,  accepted or  received,  sold or delivered,  or given value, extended credit or assumed liability, in  reliance  on any  original  Securities,  documents  or  other written instruments which prove to:

               (1)  bear a Forgery or a fraudulently material alteration,

               (2)  have been lost or stolen, or

               (3)  be Counterfeit, or

          b.   guaranteed  in  writing  or  witnessed  any   signatures  on  any
               transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other  obligation  upon or in connection  with any
               Securities, documents or other written instruments.

          Actual physical  possession,  and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit  institution  of the ASSURED is a condition  precedent  to the
          ASSURED  having  relied  on such  items.  Release  or  return  of such collateral  is an  acknowledgment  by the  ASSURED  that it no  longer relies on such collateral.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 2 of 19

Insuring Clauses

Extended Forgery
(continued)

For the purpose of this INSURING  CLAUSE,  a mechanically  reproduced  facsimile
(continued) signature is treated the same as a handwritten signature.

Counterfeit Money

     6.   Loss resulting  directly from the receipt by the ASSURED in good faith of any Counterfeit money.

Threats To Person

     7.   Loss resulting directly from surrender of Property away from an office of the ASSURED as a result of a threat  communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e.  (1), (2) and
          (5), a Relative  or invitee  of such  Employee,  or a resident  of the household  of such  Employee,  who is, or  allegedly  is,  being  held captive  provided,  however,  that  prior  to the  surrender  of  such
          Property:

          a.   the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED  who is not  involved in such threat, and

          b.   the  ASSURED has made a  reasonable  effort to notify the Federal
               Bureau of  Investigation  and local law  enforcement  authorities concerning such threat.

          It is agreed that for purposes of this INSURING  CLAUSE,  any Employee of the  ASSURED,  as set forth in the  preceding  paragraph,  shall be deemed  to be an  ASSURED  hereunder,  but only  with  respect  to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System

     8.   Loss resulting directly from fraudulent:

          a.   entries of data into, or

          b.   changes of data elements or programs  within,  a Computer System, provided the fraudulent entry or change causes:

               (1)  funds  or  other  property  to  be   transferred,   paid  or
                    delivered,

               (2)  an account of the  ASSURED or of its  customer  to be added, deleted, debited or credited, or

               (3)  an  unauthorized  account  or a  fictitious  account  to  be debited or credited.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 3 of 19

Insuring Clauses
(continued)

Voice Initiated Funds
Transfer Instruction

     9.   Loss   resulting   directly  from  Voice   Initiated   Funds  Transfer
          Instruction  directed  to the  ASSURED  authorizing  the  transfer  of dividends or redemption  proceeds  Transfer  Instruction of Investment
          Company  shares  from  a  Customer's  account,   provided  such  Voice
          Initiated Funds Transfer Instruction was:

          a.   received  at the  ASSURED'S  offices  by those  Employees  of the
               ASSURED  specifically  authorized to receive the Voice  Initiated
               Funds Transfer Instruction,

          b.   made by a person purporting to be a Customer, and

          c.   made by said  person for the  purpose of causing  the  ASSURED or
               Customer  to  sustain  a loss  or  making  an  improper  personal financial gain for such person or any other person.

          In order for coverage to apply under this INSURING  CLAUSE,  all Voice
          Initiated Funds Transfer  Instructions  must be received and processed
          in  accordance  with  the  Designated   Procedures   outlined  in  the
          APPLICATION furnished to the COMPANY.

Uncollectible Items of
Deposit

     10.  Loss resulting directly from the ASSURED having credited an account of a customer,  shareholder  or  subscriber  on the faith of any Items of
          Deposit which prove to be  uncollectible,  provided that the crediting of such account causes:

          a.   redemptions or withdrawals to be permitted,

          b.   shares to be issued, or

          c.   dividends to be paid, from an account of an Investment Company.

          In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit  for the  minimum  number of days stated in the  APPLICATION  before  permitting any  redemptions or  withdrawals, issuing any shares or paying any dividends  with respect to such Items of Deposit.  Items of Deposit shall not be deemed  uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense

     11.  Expense incurred by the ASSURED for that part of the cost of audits or examinations  required by any  governmental  regulatory  authority  or self-regulatory  organization  to  be  conducted  by  such  authority, organization  or their  appointee  by reason of the  discovery of loss sustained by the ASSURED and covered by this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 4 of 19

General Agreements

Additional Companies
Included As Assured

     A.   If  more  than  one  corporation,   or  Investment   Company,  or  any
          combination of them is included as the ASSURED herein:

          (1)  The total  liability  of the COMPANY  under this Bond for loss or losses  sustained  by any one or more  or all of them  shall  not exceed the limit for which the COMPANY would be liable under this
               Bond if all such loss were sustained by any one of them.

          (2)  Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited  to the  giving  or  receiving  of any  notice  or  proof required  to be  given  and  for  the  purpose  of  effecting  or accepting any  amendments  to or  termination  of this Bond.  The
               COMPANY shall furnish each Investment  Company with a copy of the
               Bond and with any amendment thereto, together with a copy of each
               formal   filing  of  claim  by  any  other   named   ASSURED  and
               notification  of the terms of the  settlement  of each such claim prior to the execution of such settlement.

          (3)  The COMPANY shall not be responsible  for the proper  application of any payment made hereunder to the first named ASSURED.

          (4)  Knowledge  possessed or discovery made by any partner,  director, trustee,  officer or  supervisory  employee of any ASSURED  shall constitute  knowledge  or  discovery  by all the ASSUREDS for the purposes of this Bond.

          (5)  If the first  named  ASSURED  ceases for any reason to be covered under this Bond,  then the ASSURED next named on the  APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By
Assured

     B.   The ASSURED  represents  that all  information it has furnished in the
          APPLICATION for this Bond or otherwise is complete,  true and correct.
          Such APPLICATION and other information constitute part of this Bond.

          The ASSURED must promptly notify the COMPANY of any change in any fact or  circumstance  which  materially  affects  the risk  assumed by the
          COMPANY under this Bond.

          Any intentional misrepresentation,  omission, concealment or incorrect statement of a material fact, in the  APPLICATION or otherwise,  shall be grounds for recision of this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 5 of 19

General Agreements
(continued)

Additional Offices Or
Employees - Consolidation,
Merger Or Purchase Or
Acquisition Of Assets
Or Liabilities - Notice To
Company

     C.   If the ASSURED,  other than an Investment Company,  while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution,  the ASSURED shall not have the coverage afforded under this Bond for loss which has:

          (1)  occurred or will occur on premises, or

          (2)  been caused or will be caused by an employee, or

          (3)  arisen or will  arise out of the assets or  liabilities,  of such institution, unless the ASSURED:

               a.   gives  the   COMPANY   written   notice   of  the   proposed
                    consolidation,  merger or purchase or  acquisition of assets or liabilities prior to the proposed  effective date of such action, and

               b.   obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

               c.   on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control -
Notice To Company

     D.   When the  ASSURED  learns of a change  in  control  (other  than in an
          Investment  Company),  as  set  forth  in  Section  2(a)  (9)  of  the
          Investment  Company Act of 1940,  the ASSURED  shall within sixty (60)
          days give written notice to the COMPANY setting forth:

          (1)  the names of the transferors and transferees (or the names of the beneficial  owners if the voting  securities  are  registered  in another name),

          (2)  the total number of voting  securities  owned by the  transferors and the transferees (or the beneficial owners),  both immediately before and after the transfer, and

          (3)  the total number of  outstanding  voting  securities.  Failure to give the required  notice shall result in termination of coverage for any loss involving a transferee,  to be effective on the date of such change in control.

Court Costs And
Attorneys' Fees

     E.   The COMPANY will  indemnify the ASSURED for court costs and reasonable attorneys'  fees incurred and paid by the ASSURED in defense,  whether or not  successful,  whether or not fully  litigated on the merits and whether or not settled,  of any claim,  suit or legal  proceeding with respect to which the ASSURED would be entitled to recovery  under this
          Bond. However,  with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

          (1)  an Employee admits to being guilty of Larceny or Embezzlement,

          (2)  an   Employee  is   adjudicated   to  be  guilty  of  Larceny  or
               Embezzlement, or

     ICAP Bond (5-98)
     Form 17-02-1421 (Ed. 5-98) Page 6 of 19

General Agreements

Court Costs And
Attorneys' Fees
(continued)

          (3)  in the  absence of 1 or 2 above,  an  arbitration  panel  agrees, after a  review  of an  agreed  statement  of facts  between  the
               COMPANY and the ASSURED,  that an Employee  would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

          The ASSURED shall promptly give notice to the COMPANY of any such suit or legal  proceeding  and at the request of the COMPANY  shall furnish copies of all  pleadings  and  pertinent  papers to the  COMPANY.  The
          COMPANY may, at its sole  option,  elect to conduct the defense of all or part of such legal proceeding.  The defense by the COMPANY shall be in the name of the ASSURED through attorneys  selected by the COMPANY.
          The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

          If the COMPANY declines to defend the ASSURED,  no settlement  without the prior  written  consent of the  COMPANY nor  judgment  against the
          ASSURED shall  determine the  existence,  extent or amount of coverage under this Bond.

          If the amount demanded in any such suit or legal  proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and  attorney's  fees incurred in defending all or part of such suit or legal proceeding.

          If the  amount  demanded  in any such suit or legal  proceeding  is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable  INSURING CLAUSE, the COMPANY'S liability for court costs and  attorney's  fees  incurred in defending all or part of such suit or legal  proceedings  is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY  stated
          in ITEM 2. of the  DECLARATIONS  for the  applicable  INSURING  CLAUSE bears  to the  total  of the  amount  demanded  in such  suit or legal proceeding.

          If the  amount  demanded  is any such suit or legal  proceeding  is in excess of the  DEDUCTIBLE  AMOUNT,  if any,  but  within  the LIMIT OF
          LIABILITY  stated in ITEM 2. of the  DECLARATIONS  for the  applicable
          INSURING  CLAUSE,   the  COMPANY'S   liability  for  court  costs  and
          attorney's  fees  incurred  in  defending  all or part of such suit or legal  proceedings  shall be limited to the  proportion  of such court costs or  attorney's  fees  that the  amount  demanded  that  would be payable under this Bond after  application of the  DEDUCTIBLE  AMOUNT, bears to the total amount demanded.

          Amounts paid by the COMPANY for court costs and attorneys'  fees shall be in  addition  to the  LIMIT OF  LIABILITY  stated in ITEM 2. of the
          DECLARATIONS.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 7 of 19

Conditions And
Limitations

Definitions

     1.   As used in this Bond:

          a.   Computer   System  means  a  computer  and  all  input,   output,
               processing,  storage, off-line media libraries, and communication facilities  which are  connected  to the  computer  and which are under the control and  supervision of the operating  system(s) or application(s) software used by the ASSURED.

          b.   Counterfeit  means an imitation of an actual valid original which is intended to deceive and be taken as the original.

          c.   Custodian  means  the  institution  designated  by an  Investment
               Company to maintain possession and control of its assets.

          d.   Customer  means  an  individual,  corporate,  partnership,  trust customer,  shareholder  or subscriber  of an  Investment  Company which  has  a  written  agreement  with  the  ASSURED  for  Voice
               Initiated Funds Transfer Instruction.

          e.   Employee means:

               (1)  an officer of the ASSURED,

               (2)  a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED  through  its payroll  system and subject to the
                    United  States   Internal   Revenue   Service  Form  W-2  or
                    equivalent  income reporting plans of other  countries,  and whom the ASSURED has the right to control and direct both as to the result to be  accomplished  and  details and means by which such result is accomplished in the performance of such service,

               (3)  a guest student pursuing studies or performing duties in any of the ASSURED'S premises,

               (4)  an attorney  retained by the ASSURED and an employee of such attorney  while either is performing  legal services for the
                    ASSURED,

               (5)  a natural  person  provided by an  employment  contractor to perform  employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

               (6)  an employee of an institution  merged or  consolidated  with the ASSURED prior to the effective date of this Bond,

               (7)  a  director  or  trustee  of the  ASSURED,  but  only  while performing  acts within the scope of the customary and usual duties of any  officer or other  employee  of the ASSURED or while  acting as a member of any  committee  duly elected or appointed  to examine or audit or have  custody of or access to Property of the ASSURED, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 8 of 19

Conditions And
Limitations
Definitions
(continued)

               (8)  each natural person,  partnership or corporation  authorized by written ) agreement with the ASSURED to perform  services as electronic  data processor of checks or other  accounting records  related to such checks but only while such  person, partnership  or  corporation  is  actually  performing  such services and not:

                    a.   creating,  preparing,   modifying  or  maintaining  the
                         ASSURED'S computer software or programs, or

                    b.   acting  as  transfer  agent  or  in  any  other  agency
                         capacity in issuing  checks,  drafts or securities  for
                         the ASSURED,

               (9)  any partner,  officer or employee of an investment  advisor,
                    an   underwriter   (distributor),   a   transfer   agent  or
                    shareholder  accounting  recordkeeper,  or an administrator, for an  Investment  Company  while  performing  acts  coming within  the scope of the  customary  and usual  duties of an officer or employee of an Investment  Company or acting as a member  of  any  committee  duly  elected  or  appointed  to examine,  audit or have  custody of or access to Property of an Investment Company.

                    The term Employee shall not include any partner,  officer or
                    employee  of  a  transfer  agent,   shareholder   accounting
                    recordkeeper or administrator:

                    a.   which is not an  "affiliated  person"  (as  defined  in
                         Section 2(a) of the Investment  Company Act of 1940) of
                         an Investment  Company or of the investment  advisor or
                         underwriter  (distributor) of such Investment  Company,
                         or

                    b.   which is a "bank" (as  defined  in Section  2(a) of the
                         Investment Company Act of 1940).

                    This Bond does not afford coverage in favor of the employers of  persons as set forth in e. (4),  (5) and (8) above,  and upon  payment  to  the  ASSURED  by  the  COMPANY  resulting directly  from Larceny or  Embezzlement  committed by any of the  partners,  officers  or  employees  of such  employers, whether  acting  alone  or  in  collusion  with  others,  an assignment  of such of the  ASSURED'S  rights  and causes of action as it may have  against  such  employers by reason of such acts so committed shall, to the extent of such payment, be given by the  ASSURED  to the  COMPANY,  and the  ASSURED shall execute all papers  necessary to secure to the COMPANY the rights provided for herein.

                    Each employer of persons as set forth in e.(4),  (5) and (8)
                    above and the partners, officers and other employees of such employers shall  collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

                    Independent  contractors not specified in e.(4),  (5) or (8)
                    above,    intermediaries,    agents,    brokers   or   other
                    representatives  of the same general  character shall not be considered Employees.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 9 of 19

Conditions And
Limitations
Definitions
(continued)

                    f.   Forgery  means  the  signing  of the  name  of  another
                         natural  person with the intent to deceive but does not
                         mean a signature  which consists in whole or in part of
                         one's  own  name,  with or  without  authority,  in any
                         capacity for any purpose.

                    g.   Investment   Company  means  any   investment   company
                         registered under the Investment Company Act of 1940 and
                         listed under the NAME OF ASSURED on the DECLARATIONS.

                    h.   Items of  Deposit  means  one or more  checks or drafts
                         drawn upon a financial institution in the United States
                         of America.

                    i.   Larceny or  Embezzlement  means larceny or embezzlement
                         as defined in Section 37 of the Investment  Company Act
                         of 1940.

                    j.   Property   means  money,   revenue  and  other  stamps;
                         securities;  including any note, stock, treasury stock,
                         bond, debenture, evidence of indebtedness,  certificate
                         of deposit, certificate of interest or participation in
                         any  profit-  sharing   agreement,   collateral   trust
                         certificate,     preorganization     certificate     or
                         subscription,  transferable share, investment contract,
                         voting trust certificate,  certificate of deposit for a
                         security, fractional undivided interest in oil, gas, or
                         other  mineral  rights,  any  interest  or  instruments
                         commonly  known  as a  security  under  the  Investment
                         Company Act of 1940, any other  certificate of interest
                         or participation  in, temporary or interim  certificate
                         for, receipt for,  guarantee of, or warrant or right to
                         subscribe to or purchase any of the foregoing; bills of
                         exchange; acceptances; checks; withdrawal orders; money
                         orders;  travelers' letters of credit; bills of lading;
                         abstracts   of  title;   insurance   policies,   deeds,
                         mortgages  on real  estate  and/or  upon  chattels  and
                         interests therein;  assignments of such policies, deeds
                         or mortgages; other valuable papers, including books of
                         accounts  and other  records used by the ASSURED in the
                         conduct of its business (but  excluding all  electronic
                         data processing  records);  and, all other  instruments
                         similar to or in the nature of the  foregoing  in which
                         the  ASSURED  acquired  an  interest at the time of the
                         ASSURED'S  consolidation or merger with, or purchase of
                         the  principal  assets of, a  predecessor  or which are
                         held by the ASSURED for any purpose or in any  capacity
                         and whether so held  gratuitously or not and whether or
                         not the ASSURED is liable therefor.

                    k.   Relative  means the spouse of an Employee or partner of
                         the ASSURED and any unmarried  child  supported  wholly
                         by, or living in the home of, such  Employee or partner
                         and being  related to them by blood,  marriage or legal
                         guardianship.

                    l.   Securities,  documents  or  other  written  instruments
                         means  original   (including   original   counterparts)
                         negotiable   or    non-negotiable    instruments,    or
                         assignments   thereof,   which  in  and  of  themselves
                         represent an equitable interest, ownership, or debt and
                         which  are  in  the   ordinary   course   of   business
                         transferable by delivery of such  instruments  with any
                         necessary endorsements or assignments.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 10 of 19

Conditions And
Limitations
Definitions
(continued)

                    m.   Subsidiary   means  any   organization   that,  at  the
                         inception   date  of  this   Bond,   is  named  in  the
                         APPLICATION or is created during the BOND PERIOD and of
                         which more than fifty percent (50%) of the  outstanding
                         securities  or voting rights  representing  the present
                         right to vote for  election  of  directors  is owned or
                         controlled  by the ASSURED  either  directly or through
                         one or more of its subsidiaries.

                    n.   Transportation  Company  means any  organization  which
                         provides   its   own  or  its   leased   vehicles   for
                         transportation or which provides freight  forwarding or
                         air express services.

                    o.   Voice Initiated Election means any election  concerning
                         dividend  options   available  to  Investment   Company
                         shareholders or subscribers which is requested by voice
                         over the telephone.

                    p.   Voice  Initiated  Redemption  means any  redemption  of
                         shares  issued  by  an  Investment   Company  which  is
                         requested by voice over the telephone.

                    q.   Voice  Initiated Funds Transfer  Instruction  means any
                         Voice Initiated Redemption or Voice Initiated Election.

                    For the purposes of these definitions, the singular includes the plural  and the plural  includes  the  singular,  unless otherwise indicated.

General Exclusions -
Applicable to All
Insuring
Clauses

               2.   This bond does not directly or indirectly cover:

                    a.   loss not  reported  to the  COMPANY in  writing  within
                         sixty  (60) days after  termination  of this Bond as an
                         entirety;

                    b.   loss due to riot or civil commotion  outside the United
                         States  of  America  and  Canada,  or any  loss  due to
                         military,  naval or usurped power, war or insurrection.
                         This  Section  2.b.,  however,  shall not apply to loss
                         which occurs in transit in the circumstances recited in
                         INSURING CLAUSE 3., provided that when such transit was
                         initiated  there  was no  knowledge  on the part of any
                         person  acting  for the  ASSURED  of such  riot,  civil
                         commotion,  military,  naval or usurped  power,  war or
                         insurrection;

                    c.   loss resulting  from the effects of nuclear  fission or
                         fusion or radioactivity;

                    d.   loss of potential income including, but not limited to,
                         interest and  dividends  not realized by the ASSURED or
                         by any customer of the ASSURED;

                    e.   damages  of any type for which the  ASSURED  is legally
                         liable,  except compensatory damages, but not multiples
                         thereof, arising from a loss covered under this Bond;

                    f.   costs,  fees and  expenses  incurred  by the ASSURED in
                         establishing  the  existence of or amount of loss under
                         this Bond,  except to the extent covered under INSURING
                         CLAUSE 11.;

                    g.   loss resulting from indirect or  consequential  loss of
                         any nature;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 11 of 19

Conditions And
Limitations

General Exclusions -
Applicable to All
Insuring Clauses
(continued)

               h.   loss  resulting  from  dishonest  acts by any  member of the
                    Board of  Directors  or Board of Trustees of the ASSURED who
                    is  not an  Employee,  acting  alone  or in  collusion  with others;

               i.   loss,  or that part of any loss,  resulting  solely from any violation by the ASSURED or by any Employee:

                    (1)  of any law regulating:

                    a.   the issuance, purchase or sale of securities,

                    b.   securities   transactions   on  security  or  commodity
                         exchanges or the over the counter market,

                    c.   investment companies,

                    d.   investment advisors, or

                    (2)  of any rule or  regulation  made  pursuant  to any such law; or

               j.   loss of confidential information, material or data;

               k.   loss resulting from voice requests or instructions  received over the  telephone,  provided  however,  this  Section 2.k.
                    shall not apply to INSURING CLAUSE 7. or 9.

Specific Exclusions -
Applicable To All
Insuring
Clauses Except Insuring
Clause 1.

          3.   This Bond does not directly or indirectly cover:

               a.   loss caused by an Employee,  provided, however, this Section
                    3.a. shall not apply to loss covered under  INSURING  CLAUSE
                    2.  or  3.  which  results  .  directly  from  misplacement,
                    mysterious   unexplainable   disappearance,   or  damage  or
                    destruction of Property;

               b.   loss through the surrender of property away from premises of the ASSURED as a result of a threat:

                    (1)  to do bodily harm to any natural person, except loss of
                         Property in transit in the custody of any person acting
                         as messenger of the  ASSURED,  provided  that when such
                         transit was  initiated  there was no  knowledge  by the
                         ASSURED of any such threat,  and provided  further that
                         this  Section 3.b.  shall not apply to INSURING  CLAUSE
                         7., or

                    (2)  to do  damage  to  the  premises  or  Property  of  the
                         ASSURED;

               c.   loss resulting  from payments made or  withdrawals  from any account involving erroneous credits to such account;

               d.   loss  involving  Items of Deposit which are not finally paid for any reason  provided  however,  that this  Section  3.d.
                    shall not apply to INSURING CLAUSE 10.;

               e.   loss of property while in the mail;

 ICAP Bond (5-98)
 Form 17-02-1421 (Ed. 5-98) Page 12 of 19

Conditions And
Limitations
Specific Exclusions -
Applicable To All Insuring
Clauses Except Insuring
Clause 1.
(continued)
               f.   loss  resulting  from  the  failure  for  any  reason  of  a financial or depository  institution,  its receiver or other liquidator to pay or deliver funds or other  Property to the
                    ASSURED  provided  further that this Section 3.f.  shall not apply to loss of Property  resulting  directly from robbery,
                    burglary,     misplacement,     mysterious     unexplainable
                    disappearance,  damage,  destruction  or  removal  from  the possession, custody or control of the ASSURED.

               g.   loss of Property  while in the  custody of a  Transportation
                    Company,  provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

               h.   loss  resulting  from  entries or changes  made by a natural person with authorized  access to a Computer System who acts in good faith on instructions,  unless such instructions are given  to  that  person  by a  software  contractor  or  its partner,  officer,  or employee authorized by the ASSURED to
                    design,   develop,   prepare,   supply,  service,  write  or
                    implement programs for the ASSURED's Computer System; or

               i.   loss resulting directly or indirectly from the input of data into a Computer System  terminal,  either on the premises of the  customer  of the ASSURED or under the control of such a customer,  by a customer or other person who had  authorized access to the customer's authentication mechanism.

Specific Exclusions -
Applicable To All Insuring
Clauses Except Insuring
Clauses 1., 4., And 5

         4.     This bond does not directly or indirectly cover:

               a.   loss resulting  from the complete or partial  non-payment of or default on any loan  whether  such loan was  procured  in good  faith  or  through  trick,  artifice,  fraud  or false pretenses;  provided,  however,  this Section 4.a. shall not apply to INSURING CLAUSE 8.;

               b.   loss resulting from forgery or any alteration;

               c.   loss involving a counterfeit provided, however, this Section
                    4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-
Reduction And Non-
Accumulation Of Liability

          5.   At all times prior to termination  of this Bond,  this Bond shall continue in force for the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS, notwithstanding any previous loss for  which  the  COMPANY  may have paid or be liable to pay under this Bond  provided,  however,  that the liability of the COMPANY under this Bond with respect to all loss resulting from:

               a.   any one act of  burglary,  robbery  or  hold-up,  or attempt thereat, in which no Employee is concerned or implicated, or

               b.   any one  unintentional  or negligent  act on the part of any
                    one  person   resulting  in  damage  to  or  destruction  or
                    misplacement of Property, or

               c.   all acts, other than those specified in a. above, of any one person, or

   ICAP Bond (5-98)
   Form 17-02-1421 (Ed. 5-98) Page 13 of 19

Conditions And
Limitations
Limit Of Liability/Non-
Reduction And Non-
Accumulation Of Liability
(continued)
               d.   any one casualty or event other than those  specified in a.,
                    b., or c. above, shall be deemed to be one loss and shall be limited to the applicable  LIMIT OF LIABILITY stated in ITEM
                    2. of the  DECLARATIONS  of this  Bond  irrespective  of the total  amount  of  such  loss or  losses  and  shall  not be cumulative  in amounts  from year to year or from  period to period.

                    All acts, as specified in c. above, of any one person which

                    i.   directly or indirectly  aid in any way wrongful acts of
                         any other person or persons, or

                    ii.  permit the  continuation  of wrongful acts of any other person or persons

                    whether  such  acts  are  committed   with  or  without  the
                    knowledge of the wrongful  acts of the person so aided,  and whether such acts are  committed  with or without the intent to aid such  other  person,  shall be  deemed to be one loss with the wrongful acts of all persons so aided.

Discovery

          6.   This Bond applies only to loss first  discovered by an officer of the  ASSURED  during  the BOND  PERIOD.  Discovery  occurs at the earlier of an officer of the ASSURED  being aware of:

               a.   facts  which  may  subsequently  result  in a loss of a type covered by this Bond, or

               b.   an actual or potential claim in which it is alleged that the
                    ASSURED is liable to a third party,

                    regardless  of when the act or acts causing or  contributing to such loss  occurred,  even though the amount of loss does not exceed the applicable  DEDUCTIBLE  AMOUNT,  or the exact amount or details of loss may not then be known.

Notice To Company -
Proof - Legal Proceedings
Against Company

          7.   a. The  ASSURED  shall  give the  COMPANY  notice  thereof at the earliest  practicable moment, not to exceed sixty (60) days after discovery  of loss,  in an amount that is in excess of 50% of the applicable  DEDUCTIBLE  AMOUNT,  as  stated  in  ITEM  2.  of the
               DECLARATIONS.

               b.   The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars  within six (6) months after such discovery.

               c.   Securities  listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

               d.   Legal  proceedings  for the  recovery of any loss under this
                    Bond shall not be brought  prior to the  expiration of sixty
                    (60) days after the proof of loss is filed with the  COMPANY or after the expiration of twenty-four  (24) months from the discovery of such loss.

               e.   This Bond affords coverage only in favor of the ASSURED.  No claim,  suit,  action or legal  proceedings shall be brought under this Bond by anyone other than the ASSURED.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 14 of 19

Conditions And
Limitations

Notice To Company -
Proof - Legal Proceedings
Against Company
(continued)

               f.   Proof  of loss  involving  Voice  Initiated  Funds  Transfer
                    Instruction  shall  include  electronic  recordings  of such instructions.

Deductible Amount

          8.   The COMPANY  shall not be liable  under any  INSURING  CLAUSES of this Bond on  account  of loss  unless  the  amount of such loss, after  deducting  the  net  amount  of all  reimbursement  and/or recovery  obtained  or made by the  ASSURED,  other than from any
               Bond or policy of insurance  issued by an  insurance  company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss,  shall exceed the DEDUCTIBLE
               AMOUNT  set  forth in ITEM 3. of the  DECLARATIONS,  and then for such excess  only,  but in no event for more than the  applicable
               LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

               There  shall  be no  deductible  applicable  to  any  loss  under
               INSURING CLAUSE 1. sustained by any Investment Company.

Valuation

          9.   BOOKS OF ACCOUNT OR OTHER RECORDS

               The value of any loss of Property  consisting of books of account or  other  records  used by the  ASSURED  in the  conduct  of its business shall be the amount paid by the ASSURED for blank books, blank pages,  or other  materials which replace the lost books of account  or other  records,  plus  the cost of labor  paid by the
               ASSURED  for  the  actual  transcription  or  copying  of data to reproduce such books of account or other records.

               The value of any loss of Property  other than books of account or other records used by the ASSURED in the conduct of its business, for  which a claim is made  shall be  determined  by the  average market value of such  Property on the  business  day  immediately preceding  discovery  of such loss  provided,  however,  that the value of any Property replaced by the ASSURED with the consent of the  COMPANY  and prior to the  settlement  of any claim for such
               Property  shall  be  the  actual  market  value  at the  time  of replacement.

               In the case of a loss of interim certificates,  warrants,  rights or other securities,  the production of which is necessary to the exercise  of  subscription,  conversion,  redemption  or  deposit privileges,  the value of them shall be the market  value of such privileges immediately preceding their expiration if said loss is not discovered until after their  expiration.  If no market price is quoted for such  Property  or for such  privileges,  the value shall be fixed by agreement between the parties.

               OTHER PROPERTY

               The value of any loss of  Property,  other than as stated  above, shall  be the  actual  cash  value or the  cost of  repairing  or replacing  such Property with Property of like quality and value, whichever is less.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 15 of 19

Conditions And
Limitations
(continued)

Securities Settlement

          10.  In the event of a loss of securities covered under this Bond, the
               COMPANY  may,  at  its  sole  discretion,   purchase  replacement
               securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

               The  indemnity  required from the ASSURED under the terms of this
               Section  against  all  loss,  cost or  expense  arising  from the replacement of securities by the COMPANY'S indemnity shall be:

                    a.   for securities having a value less than or equal to the
                         applicable  DEDUCTIBLE  AMOUNT  -  one  hundred  (100%)
                         percent;

                    b.   for  securities   having  a  value  in  excess  of  the
                         DEDUCTIBLE  AMOUNT but within the  applicable  LIMIT OF
                         LIABILITY - the percentage  that the DEDUCTIBLE  AMOUNT
                         bears to the value of the securities;

                    c.   for   securities   having  a  value  greater  than  the
                         applicable LIMIT OF LIABILITY - the percentage that the
                         DEDUCTIBLE   AMOUNT  and   portion  in  excess  of  the
                         applicable LIMIT OF LIABILITY bears to the value of the
                         securities.

               The value referred to in Section  10.a.,  b., and c. is the value in accordance with Section 9, VALUATION,  regardless of the value of such  securities  at the  time the loss  under  the  COMPANY'S indemnity is sustained.

               The  COMPANY  is not  required  to issue  its  indemnity  for any portion  of a loss of  securities  which is not  covered  by this
               Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

               The ASSURED shall pay the  proportion  of the  Company's  premium charge for the Company's indemnity as set forth in Section 10.a.,
               b., and c. No portion of the LIMIT OF LIABILITY  shall be used as payment of premium for any indemnity  purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment - 11.
Recovery

               In the event of a payment  under this Bond,  the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment.  On request,  the
               ASSURED  shall  deliver  to  the  COMPANY  an  assignment  of the
               ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

               Recoveries,  whether  effected by the COMPANY or by the  ASSURED, shall be  applied  net of the  expense  of such  recovery  in the following order:

                    a.   first, to the  satisfaction of the ASSURED'S loss which
                         would otherwise have been paid but for the fact that it
                         is in excess of the applicable LIMIT OF LIABILITY,

                    b.   second,  to the COMPANY in satisfaction of amounts paid
                         in settlement of the ASSURED'S claim,

                    c.   third, to the ASSURED in satisfaction of the applicable
                         DEDUCTIBLE AMOUNT, and

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 16 of 19

Conditions And
Limitations
Subrogation - Assignment -
Recovery
(continued)

                    d.   fourth,  to the  ASSURED  in  satisfaction  of any loss
                         suffered  by the ASSURED  which was not  covered  under
                         this Bond.

                    Recovery from  reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured

          12.  At the  COMPANY'S  request  and at  reasonable  times and  places designated by the COMPANY, the ASSURED shall:

                    a.   submit to  examination  by the COMPANY and subscribe to
                         the same under oath,

                    b.   produce for the  COMPANY'S  examination  all  pertinent
                         records, and

                    c.   cooperate with the COMPANY in all matters pertaining to
                         the loss.  The  ASSURED  shall  execute  all papers and
                         render  assistance  to secure to the COMPANY the rights
                         and causes of action  provided for under this Bond. The
                         ASSURED shall do nothing  after loss to prejudice  such
                         rights or causes of action.

Termination

          13.  If the Bond is for a sole  ASSURED,  it shall  not be  terminated unless  written  notice shall have been given by the acting party to  the  affected  party  and  to  the  Securities  and  Exchange
               Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

               If the Bond is for a joint  ASSURED,  it shall not be  terminated unless  written  notice shall have been given by the acting party to  the  affected  party,  and  by the  COMPANY  to  all  ASSURED
               Investment   Companies  and  to  the   Securities   and  Exchange
               Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

               This Bond will  terminate  as to any one  ASSURED,  other than an
               Investment Company:

               a.   immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

               b.   immediately  on the filing of a petition  under any State or
                    Federal statute relative to bankruptcy or  reorganization of the ASSURED,  or assignment  for the benefit of creditors of the ASSURED, or

               c.   immediately  upon such  ASSURED  ceasing  to exist,  whether through  merger into another  entity,  disposition of all of its assets or otherwise.

               The COMPANY shall refund the unearned  premium  computed at short rates in  accordance  with the standard  short rate  cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 17 of 19

Conditions And
Limitations
Termination

(continued)

               If any  partner,  director,  trustee,  or officer or  supervisory employee of an ASSURED not acting in  collusion  with an Employee learns of any  dishonest  act  committed by such  Employee at any time,  whether in the  employment  of the  ASSURED or  otherwise, whether or not such act is of the type  covered  under this Bond, and whether  against  the ASSURED or any other  person or entity, the ASSURED:

                    a.   shall immediately  remove such Employee from a position
                         that would enable such Employee to cause the ASSURED to
                         suffer a loss covered by this Bond; and

                    b.   within  forty-eight  (48)  hours  of  learning  that an
                         Employee has committed any dishonest  act, shall notify
                         the   COMPANY,   of  such  action  and   provide   full
                         particulars of such dishonest act.

               The COMPANY may terminate coverage as respects any Employee sixty
               (60) days  after  written  notice  is  received  by each  ASSURED
               Investment  Company and the Securities  and Exchange  Commission,
               Washington,  D.C. of its desire to terminate this Bond as to such
               Employee.

Other Insurance

          14.  Coverage  under  this Bond shall  apply  only as excess  over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

               a.   the ASSURED,

               b.   a Transportation Company, or

               c.   another  entity on whose premises the loss occurred or which
                    employed  the  person   causing  the  loss  or  engaged  the
                    messenger conveying the Property involved.

Conformity

          15.  If any  limitation  within  this  Bond is  prohibited  by any law controlling  this Bond's  construction,  such limitation shall be deemed  to be  amended  so as to  equal  the  minimum  period  of limitation provided by such law.

Change or Modification

          16.  This Bond or any  instrument  amending or affecting this Bond may not be changed or modified  orally.  No change in or modification of this Bond  shall be  effective  except  when  made by  written endorsement  to this Bond signed by an authorized  representative of the COMPANY.

               If this Bond is for a sole  ASSURED,  no  change or  modification which would  adversely  affect the rights of the ASSURED shall be effective  prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission,  Washington,
               D.C., by the acting party.

 ICAP Bond (5-98)
 Form 17-02-1421 (Ed. 5-98) Page 18 of 19

Conditions And
Limitations
Change or Modification

(continued)
               If this Bond is for a joint  ASSURED,  no charge or  modification which would  adversely  affect the rights of the ASSURED shall be effective  prior to sixty (60) days after written notice has been
               furnished  to  all  insured  Investment   Companies  and  to  the
               Securities  and Exchange  Commission,  Washington,  D.C.,  by the
               COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 19 of 19

                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No.: 1 Bond
                                                       Bond Number:81951480

NAME OF ASSURED: OPTIMUM FUND TRUST AND ITS SERIES

                 TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     12.  Telefacsimile Instruction

          Loss resulting directly from the ASSURED having  transferred,  paid or delivered  any funds or other  Property  or  established  any  credit, debited any account or given any value on the faith of any  fraudulent instructions  sent by a  Customer,  financial  institution  or another office  of the  ASSURED  by  Telefacsimile  directly  to  the  ASSURED authorizing  or  acknowledging  the  transfer,  payment or delivery of funds or Property or the  establishment of a credit or the debiting of an  account  or  the  giving  of  value  by  the  ASSURED  where  such
          Telefacsimile instructions:

          a.   bear a  valid  test  key  exchanged  between  the  ASSURED  and a
               Customer or another  financial  institution with authority to use such  test key for  Telefacsimile  instructions  in the  ordinary course  of  business,  but  which  test key has  been  wrongfully obtained by a person who was not  authorized  to initiate,  make, validate or authenticate a test key arrangement, and

          b.   fraudulently  purport  to have  been  sent by  such  Customer  or financial  institution when such Telefacsimile  instructions were transmitted  without the knowledge or consent of such Customer or financial  institution  by a person  other than such  Customer or financial  institution  and which bear a Forgery of a  signature, provided  that the  Telefacsimile  instruction  was verified by a direct call back to an employee of the financial institution,  or a  person  thought  by  the  ASSURED  to be the  Customer,  or an employee of another financial institution.

2.   By deleting from Section 1., Definitions, the definition of Customer in its entirety, and substituting the following:

          d.   Customer  means  an  individual,  corporate,  partnership,  trust customer,  shareholder  or subscriber  of an  Investment  Company which  has  a  written  agreement  with  the  ASSURED  for  Voice
               Initiated   Funds   Transfer    Instruction   or    Telefacsimile
               Instruction.

ICAP Bond
Form 17-02-2367 (Rev. 10-03) Page 1

3.   By adding to Section 1., Definitions, the following:

     r.   Telefacsimile  means a system of  transmitting  written  documents  by electronic signals over telephone lines to equipment maintained by the
          ASSURED  for the  purpose  of  reproducing  a copy  of said  document.
          Telefacsimile does not mean electronic  communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4.   By adding to Section 3.,  Specific  Exclusions  Applicable  to All Insuring
     Clauses Except Insuring Clause 1. the following:

     j.   loss resulting directly or indirectly from Telefacsimile  instructions provided,  however,  this  exclusion  shall not apply to this INSURING
          CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 27, 2007

By /s/Robert Hamburger
   Authorized Representative

ICAP Bond
Form 17-02-2367 (Rev. 10-03) Page 2

                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No.: 2 Bond
                                                       Bond Number: 81951480

NAME OF ASSURED: OPTIMUM FUND TRUST AND ITS SERIES

                 AUTOMATED TELEPHONE TRANSACTION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     13.  Automated Telephone System Transaction

     Loss resulting  directly from the ASSURED having  transferred  funds on the faith of any Automated  Phone System (APS)  Transaction,  where the request for such APS Transaction is unauthorized or fraudulent and is made with the intent to  deceive.  In order for  coverage  to apply  under this  INSURING
     CLAUSE the ASSURED shall maintain and follow all APS Designated Procedures.
     A single  failure of the ASSURED to maintain  and follow a  particular  APS
     Designated  Procedure in a  particular  APS  Transaction  will not preclude coverage under this INSURING CLAUSE.

2.   By adding to Section 1., Definitions, the following:

     s. APS Designated Procedures means all of the following procedures:

     (1)  No APS  Transaction  shall  be  executed  unless  the  shareholder  or unitholder  to  whose  account  such an APS  Transaction  relates  has previously elected to APS Transactions. (Election in Application)

     (2)  All APS  Transactions  shall be logged or  otherwise  recorded and the records  shall be  retained  for at least  six (6)  months.  (Logging)
          Information  contained  in the  records  shall  be  capable  of  being retrieved  and produced  within a reasonable  time after  retrieval of specific  information is requested,  at a success rate of no less than
          85 percent.

     (3)  The caller in any request  for an APS  Transaction,  before  executing that APS  Transaction  must  enter a  personal  identification  number
          (PIN),  social security number and account number.  (Identity Test) If the caller fails to enter a correct PIN within three (3) attempts, the caller  must  not be  allowed  additional  attempts  during  the  same telephone  call to enter the PIN. The caller may either be  instructed to redial a  customer  service  representative  or may be  immediately connected to such a representative. (Limited attempts to Enter PIN)

ICAP Bond
Form 17-02-2345 (Ed. 10-00) Page 1

     (4)  A written  confirmation  of any APS  Transaction  or change of address shall be mailed to the shareholder or unitholder to whose account such transaction  relates,  at  the  record  address,  by  the  end  of the insured's next regular  processing  cycle,  but in no event later than five  (5)  business  days  following  such APS  Transaction.  (Written
          Confirmation)

     (5)  Access to the  equipment  which  permits the entity  receiving the APS
          Transaction  request to process  and effect the  transaction  shall be limited in the following manner: (Access to APS Equipment)

          t.   APS  Election  means  any  election  concerning  various  account features available to the shareholder or unitholder which is made through  the  Automated  Phone  System  by means  of  information transmitted  by an individual  caller  through use of a Automated
               Phone System.  These features  include account  statements,  auto
               exchange,    auto   asset    builder,    automatic    withdrawal,
               dividend/capital gain options,  dividend sweep, telephone balance consent and change of address.

          u.   APS  Exchange  means  any  exchange  of  shares  or  units  in  a registered account of one fund into shares or units in an account with the same tax identification  number and same  ownership-type code of another  fund in the same  complex  pursuant  to exchange privileges of the two funds,  which exchange is requested through the Automated Phone System by means of information transmitted by an individual caller through use of an Automated Phone System.

          v.   APS  Purchase  means any purchase of shares or units issued by an
               Investment  Company which is requested through an Automated Phone
               System.

          w.   APS Redemption  means any redemption of shares or units issued by an Investment Company which it requested through the telephone by means of information  transmitted by an individual caller through use of a Automated Phone System.

          x.   APS  Transaction  means any APS  Purchase,  APS  Redemption,  APS
               Election or APS Exchange.

          y.   Automated  Phone System means an automated  system which receives and converts to executable instructions transmissions through the
               Automated  Phone  System  through use of a  touch-tone  keypad or other tone  system;  and always  excluding  transmissions  from a computer system or part thereof.

               By adding  the  following  Section  after  Section  4.,  Specific
               Exclusions-Applicable To All Insuring Clauses Except 1., 4., 5.:

Section 4.A Specific Exclusion-Applicable to Insuring Clause 13

This Bond does not directly or indirectly cover under Insuring Clause 13:

Loss resulting from:

a.   the  redemption of shares or units,  where the proceeds of such  redemption are made payable to other than:

     (1)  the shares or units of record,

     (2)  a person designated to receive redemption proceeds, or

     (3)  a bank account  designated to receive redemption  proceeds,  or

          b.   the  redemption  of shares or units,  where the  proceeds of such redemption  are paid by check mailed to any address,  unless such address has either been  designated the shareholder or unitholder by voice  through an  Automated  Phone  System or in writing,  at least thirty (30) days prior to such redemption, or

ICAP Bond
Form 17-02-2345 (Ed. 10-00) Page 2

          c.   the  redemption  of  shares  or  units,   where   shareholder  or
               unitholder of the ASSURED designated bank account of record.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 27, 2007

By /s/Robert Hamburger
   Authorized Representative

ICAP Bond
Form 17-02-2345 (Ed. 10-00) Page 3

                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No.: 3 Bond
                                                       Bond Number:81951480

NAME OF ASSURED: OPTIMUM FUND TRUST AND ITS SERIES

                 STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     "14. Stop  Payment  Order or Refusal to Pay Check Loss  resulting  directly from the ASSURED being legally liable to pay compensatory damages for:

          a.   complying  or failing to comply with notice from any  customer of the ASSURED or any authorized representative of such customer, to stop  payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized  representative of such customer, or

          b.   refusing  to pay any check or draft made or drawn upon or against the ASSURED by any  customer of the ASSURED or by any  authorized representative  of such  customer."  2. By adding  the  following
               Specific Exclusion:

"Section 4.A. Specific Exclusions - Applicable to INSURING CLAUSE 14

This Bond does not directly or indirectly cover:

          a.   liability assumed by the ASSURED by agreement under any contract, unless such liability  would have attached to the ASSURED even in the absence of such agreement,

          b.   loss arising out of:

               (1)  libel, slander, wrongful entry, eviction,  defamation, false arrest, false imprisonment,  malicious prosecution,  assault or battery,

               (2)  sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or

               (3)  discrimination."

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 27, 2007

By /s/Robert Hamburger
   Authorized Representative

ICAP Bond

Form 17-02-2365 (Ed. 10-00)

                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No.: 4 Bond
                                                       Bond Number:81951480

NAME OF ASSURED: OPTIMUM FUND TRUST AND ITS SERIES

                 UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     15.  Unauthorized Signature

     Loss resulting  directly from the ASSURED having  accepted,  paid or cashed any check or  Withdrawal  Order made or drawn on or against  the account of the  ASSURED'S  customer  which bears the signature or  endorsement  of one other than a person whose name and signature is on file with the ASSURED as a  signatory  on such  account.  It shall be a condition  precedent  to the
     ASSURED'S  right of recovery  under this  INSURING  CLAUSE that the ASSURED shall have on file  signatures  of all the persons who are  signatories  on such account.

2.   By adding to Section 1., Definitions, the following:

     z.   Instruction  means a written order to the issuer of an  Uncertificated
          Security  requesting that the transfer,  pledge or release from pledge of the specified Uncertificated Security be registered.

     aa.  Uncertificated Security means a share, participation or other interest in property of or an  enterprise of the issuer or an obligation of the issuer, which is:

          (1)  not  represented  by an  instrument  and the transfer of which is registered on books  maintained  for that purpose by or on behalf of the issuer,  and

          (2)  of a type commonly  dealt in on securities  exchanges or markets,
               and

          (3)  either one of a class or series or by its terms  divisible into a
               class  or  series  of  shares,   participations,   interests   or
               obligations.

ICAP Bond
Form 17-02-5602 (Ed. 10-03) Page 1

     bb.  Withdrawal  Order  means a  non-negotiable  instrument,  other than an
          Instruction,  signed by a  customer  of the  ASSURED  authorizing  the
          ASSURED to debit the customer's  account in the amount of funds stated
          therein.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 27, 2007

By /s/Robert Hamburger
   Authorized Representative

ICAP Bond
Form 17-02-5602 (Ed. 10-03) Page 2

                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No.: 5 Bond
                                                       Bond Number: 8195-1480

NAME OF ASSURED: OPTIMUM FUND TRUST AND ITS SERIES

                           NON-CUMULATIVE ENDORSEMENT

It is  agreed  that in the  event of a loss  covered  under  this  Bond and also covered under FEDERAL  INSURANCE  COMPANY'S Bond No. 81951477 issued to DELAWARE
MANAGEMENT  HOLDINGS,  INC., the SINGLE LOSS LIMIT OF LIABILITY  under this Bond shall be reduced by any payment under Bond No.  81951477 and only the remainder, if any, shall be applicable to such loss hereunder.

                                       Name and Address of Assured:
                                       OPTIMUM FUND TRUST AND ITS SERIES
                                       1 COMMERCE SQUARE
                                       PHILADELPHIA, PA 19103

                                       Signature of Assured's Representative

                                       Position/Title

                                       Date

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 24, 2007

By /s/Robert Hamburger
   Authorized Representative

ICAP Bond
Form 17-02-0955 (Rev. 1-97)

                                                      FFEDERAL INSURANCE COMPANY
                                                      Endorsement No.: 6 Bond
                                                      Bond Number:81951480

NAME OF ASSURED: OPTIMUM FUND TRUST AND ITS SERIES

                                                      REVISE ITEM 2. ENDORSEMENT

It is agreed  that this Bond is amended by deleting  ITEM 2. in its  entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE,  such
INSURING  CLAUSE and any other  reference to such  INSURING  CLAUSE in this Bond shall be deemed to be deleted.  There shall be no  deductible  applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

                                       SINGLE LOSS                DEDUCTIBLE
INSURING CLAUSE                        LIMIT OF LIABILITY         AMOUNT

1.  Employee                           $ 2,500,000                $ None
2.  On Premises                        $ 2,500,000                $ 10,000
3.  In Transit                         $ 2,500,000                $ 10,000
4.  Forgery or Alteration              $ 2,500,000                $ 10,000
5.  Extended Forgery                   $ 2,500,000                $ 10,000
6.  Counterfeit Currency               $ 2,500,000                $ 10,000
7.  Threats to Person                  $ No Coverage              $ N/A
8.  Computer System                    $ 2,500,000                $ 10,000
9.  Voice Initiated Funds Transfer
    Instruction         $ 2,500,000    $ 10,000
10. Uncollectible Items of Deposit     $ 50,000                   $ 10,000
11. Audit Expense                      $ 25,000                   $ None
12. Telefacsimile Instruction Fraud    $ 100,000                  $ 10,000
13. Automated Telephone System         $ 100,000                  $ 10,000
14. Stop Payment                       $ 100,000                  $ 10,000
15. Unauthorized Signature             $ 100,000                  $ 10,000

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 27, 2007

By /s/Robert Hamburger
   Authorized Representative

ICAP Bond
Form 17-02-1582 (Ed. 5-98) Page 1
                                                               ENDORSEMENT/RIDER

Effective date of                                      FEDERAL INSURANCE COMPANY
this endorsement/rider: October 1, 2007              Endorsement/Rider No.7 Bond
                                                           To be attached to and
                                                form a part of Bond No. 81951480

Issued to: OPTIMUM FUND TRUST AND ITS SERIES

           DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION

                                   ENDORSEMENT

In consideration of the premium charged,  it is agreed that this Bond is amended as follows:

1.   The paragraph titled Other Property in Section 9, Valuation,  is deleted in its entirety.

2.   The third  paragraph in Section 16, Change or  Modification,  is deleted in its entirety and replaced with the following:

     If this Bond is for a joint ASSURED,  no change or modification which would adversely  affect the rights of the  ASSURED  shall be  effective  prior to sixty (60) days after  written  notice has been  furnished  to all  insured
     Investment   Companies  and  the   Securities   and  Exchange   Commission,
     Washington, D.C., by the COMPANY.

The title and any headings in this  endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

By /s/Robert Hamburger
   Authorized Representative

17-02-2437 (12/2006) rev. Page 1

Effective date of
this endorsement: October 1, 2007
                                                FEDERAL INSURANCE COMPANY
                                                Endorsement/Rider No.8 Bond
                                                To be attached to and
                                                form a part of Bond No. 81951480

Issued to: OPTIMUM FUND TRUST AND ITS SERIES

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed  that this  insurance  does not apply to the  extent  that trade or economic  sanctions or other laws or regulations  prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 27, 2007

By /s/Robert Hamburger
   Authorized Representative

Form 14-02-9228 (Ed. 4/2004)

                                  Chubb & Son, div. of Federal Insurance Company
                                  as manager of the member insurers of the
                                  Chubb Group of Insurance Companies

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (for policies with no terrorism exclusion or sublimit)

You are hereby  notified  that,  under the Terrorism  Risk Insurance Act of 2002
(the "Act")  effective  November  26, 2002,  this policy makes  available to you insurance  for losses  arising out of certain acts of  international  terrorism.
Terrorism is defined as any act certified by the  Secretary of the Treasury,  in concurrence  with the Secretary of State and the Attorney  General of the United
States,  to be an act of  terrorism;  to be a  violent  act  or an act  that  is dangerous to human life, property or infrastructure;  to have resulted in damage within the United  States,  or outside  the United  States in the case of an air carrier or vessel or the premises of a United States  Mission;  and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest,  as part of an effort to coerce the civilian  population of the United States or to influence the policy or affect the conduct of the United
States Government by coercion.

You should know that the insurance  provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula,  the United States pays 90% of covered terrorism losses that exceed the statutorily  established  deductible to be paid by the insurance  company  providing the coverage.  The portion of your policy's annual premium that is  attributable to insurance for such acts of terrorism is:
$ -0-.

If you have any  questions  about  this  notice,  please  contact  your agent or broker.

Form 10-02-1281 (Ed. 1/2003)

                                Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your  company  is now  required  to file  an  electronic  copy of your  fidelity insurance  coverage  (Chubb's ICAP Bond policy) to the  Securities  and Exchange
Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your  agent/broker  with an electronic copy of your insurance  policy as well as instructions on how to submit this proof of fidelity  insurance  coverage  to the  SEC.  You  can  expect  to  receive  this information from your agent/broker shortly.

The electronic  copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and  conditions  of  coverage  as set forth in the paper policy you receive by mail.  The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

                        IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance  companies  doing business in the United  States  (hereinafter  "Chubb")  distribute  their  products  through licensed  insurance  brokers  and  agents  ("producers").  Detailed  information regarding the types of  compensation  paid by Chubb to producers on US insurance transactions  is available under the Producer  Compensation  link located at the bottom of the page at www.chubb.com,  or by calling  1-866-588-9478.  Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 5/2007)